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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-16421
                                                                         -------
                                                          CUSIP NUMBER 743859100
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(Check One): [ ] Form 10-K  [ ] Form 20-F [ ]  Form 11-K [X]  Form 10-Q
             [ ] Form 10-D  [ ]  Form N-SAR [ ]  Form N-CSR

For Period Ended: SEPTEMBER 30, 2005
                  --------------------------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------
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PART I - REGISTRANT INFORMATION

Full name of Registrant PROVIDENT BANKSHARES CORPORATION
                        --------------------------------------------------------
Former Name if Applicable
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Address of Principal Executive Office (STREET AND NUMBER)
                                       114 EAST LEXINGTON STREET
                                       -----------------------------------------
City, State and Zip Code  BALTIMORE, MARYLAND 21202
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PART II - RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25
        (c) has been attached if applicable.


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PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         As previously announced, the Company has delayed the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2005. This action is the result of the Company's ongoing review of the accounting treatment that the Company has applied to certain derivative instruments that are covered under Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities." The instruments in question involve derivatives on which the Company has utilized the "short-cut method" of hedge accounting. This review is being conducted in consultation with KPMG LLP, the Company's independent registered public accountants. Although the review is not yet complete, the Company expects that it will have to restate certain prior period financial statements and may revise previously issued earnings guidance. Any resulting financial statement adjustments are expected to be non-cash. The Company's management expects to file the Form 10-Q for the period ended September 30, 2005 on November 14, 2005.


PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        GARY N. GEISEL                      (410) 277-7000
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          (Name)                            (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had previously issued a press release reporting an increase in net income from $18.1 million for the quarter ended September 30, 2004 compared to $20.0 million for the quarter ended September 30, 2005, and $41.4 million for the nine months ended September 30, 2004 to $56.6 million for the current year period. However, the Company is still in the process of reviewing the extent to which corrections will be made to the accounting treatment that the Company has applied to certain derivative instruments that are covered under FAS 133. Although the review is not yet complete, the Company expects that it will have to restate certain prior period financial statements and may revise previously issued earnings guidance.

PROVIDENT BANKSHARES CORPORATION
--------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 10, 2005      By: /s/ Gary N. Geisel
                                  ------------------------------------
                                  Gary N. Geisel
                                  Chairman and Chief Executive Officer